Exhibit 99(a)(5)

ON Semiconductor Announces Put Option for Zero Coupon Convertible Senior Subordinated Notes Due 2024

PHOENIX, Ariz., March 16, 2010 – ON Semiconductor Corporation (Nasdaq: ONNN) ("ON Semiconductor "), a premier supplier of high performance, energy efficient silicon solutions for green electronics, today announced that it is notifying holders of its outstanding Zero Coupon Convertible Senior Subordinated Notes due 2024 (CUSIP No. 682189AE5) (the "Notes") of their option, pursuant to the terms of the Notes, to require ON Semiconductor to purchase, on April 15, 2010, all or a portion of such holders' Notes (the "Put Option") at a price equal to 100 percent of the aggregate principal amount of the Notes.

ON Semiconductor will pay for the purchase price for the Notes solely with cash. If all outstanding Notes are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price will be approximately $99.4 million. Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes, subject to the terms, conditions, and adjustments applicable to the Notes.

The opportunity to surrender Notes for purchase pursuant to the Put Option will terminate at 5:00 p.m., New York City time, on April 13, 2010. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on April 15, 2010.

ON Semiconductor will file a Tender Offer Statement on Schedule TO for the Notes with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions, and procedures for surrendering and withdrawing Notes for purchase, including the notice to holders, will be available through the Depository Trust Company and the paying agent, which is Wells Fargo Bank, N.A. Neither ON Semiconductor nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Notes.

Questions and requests for assistance in connection with the surrender of the Notes for purchase in this offer may be directed to Bondholder Communications at Wells Fargo Bank, N.A. at (800) 344-5128, Option 0 and all other questions regarding the Put Option may be directed to Ken Rizvi at ON Semiconductor at (602) 244-5374.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About ON Semiconductor

ON Semiconductor (Nasdaq: ONNN) is a premier supplier of high performance, energy efficient, silicon solutions for green electronics. The company's broad portfolio of power and signal management, logic, discrete and custom devices helps customers efficiently solve their design challenges in automotive,

ON Semiconductor Announces Put Option for Zero Coupon Convertible Senior Subordinated Notes Due 2024

communications, computing, consumer, industrial, LED lighting, medical, military/aerospace and power applications. ON Semiconductor operates a world-class, value-added supply chain and a network of manufacturing facilities, sales offices and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. For more information, visit http://www.onsemi.com.

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ON Semiconductor and the ON Semiconductor logo are registered trademarks of Semiconductor Components Industries, LLC. All other brand and product names appearing in this document are registered trademarks or trademarks of their respective holders. Although the company references its Web site in this news release, such information on the Web site is not to be incorporated herein.

Contacts Anne Spitza Corporate Communications ON Semiconductor 602.244.6398 anne.spitza@onsemi.com	Ken Rizvi Corporate Development, Treasury & Investor Relations ON Semiconductor 602.244.3437 ken.rizvi@onsemi.com

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